UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2025

Commission file number 001-40306

UTIME LIMITED

7th Floor Building 5A

Shenzhen Software Industry Base

Nanshan, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Pricing and Closing of $25 Million Best Efforts Offering

On October 16, 2025, UTime Limited, a Cayman Islands exempted company with limited liability (the “Company”), priced a best-efforts public offering for the sale of units as described below for aggregate gross proceeds to the Company of approximately $25 million, before deducting placement agent fees, a non-accountable expense allowance and other estimated expenses payable by the Company, excluding the exercise of any warrants offered.

The offering was comprised of 22,727,275 units (each a “Unit”), with each Unit consisting of one class A ordinary share of the Company, par value $0.001 per share (the “Class A Ordinary Share”), and one warrant to purchase one Class A Ordinary Share (each a “Warrant”). The public offering price of the Units was $1.10 per Unit.

Each Warrant has an initial exercise price of $1.10 per Class A Ordinary Share and is exercisable beginning on the date of the issuance date and will expire on the one-year anniversary of the issuance date. The exercise price of the Warrants and the number of Class A Ordinary Shares issuable upon exercise of the Warrants will also be subject to adjustment in the event of share subdivisions, share dividends and other recapitalization events. If at the time of any exercise of the Warrants, there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of the Class A Ordinary Shares underlying the Warrants to the holder, in lieu of making the cash payment to the Company upon such exercise, the holder may elect instead to receive upon a “cashless exercise” (either in whole or in part) the number of Class A Ordinary Shares determined according to the formula set forth in the Warrants.

A holder of the Warrants may also effect an exercise at a “zero exercise price” at any time while the Warrants are outstanding. Under the zero exercise price option, the holder of Warrants has the right to receive up to 14 Class A Ordinary Shares for each Warrant exercised, which will be more than such number of Class A Ordinary Shares that is issuable upon cash exercise or cashless exercise. Under the zero exercise price option of the Warrants, the maximum number of Class A Ordinary Shares that may be issued to the holders of Warrants is 318,181,850 in the aggregate.

The securities in the offering are being offered to certain investors pursuant to a securities purchase agreement (the “Purchase Agreement”) and the Company’s registration statement on Form F-3 (File No. 333-278912) (the “Registration Statement”), previously filed and declared effective by the Securities and Exchange Commission (the “SEC”) on June 10, 2024, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated October 16, 2025.

On October 16, 2025, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Univest Securities, LLC (the “Placement Agent”), pursuant to which the Placement Agent acted as sole placement agent for the offering and would receive at the closing of the offering a cash fee equal to 8.0% of the gross proceeds in the offering, a non-accountable expenses allowance of 1% of the gross proceeds of the offering and reimbursement for legal fees and other out-of-pocket fees, costs and expenses in the amount of up to $150,000.

Pursuant to the Purchase Agreement and the Placement Agency Agreement, the Company’s directors, executive officers, and certain beneficial owners of 5% or more of our outstanding Class A Ordinary Shares entered into lock-up agreements with the Placement Agent for a period of ninety (90) days from closing of the Offering. Under these agreements, the Company also agreed that for a period of ninety (90) calendar days from the closing date of the offering, it will not: (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Class A Ordinary Shares or equivalent securities; or (ii) file any registration statement or amendment or supplement thereto (other than the Prospectus Supplement, or on Form S-8 or in connection with any employee benefit plan). In addition, the Company agreed that it will not conduct any sales of Class A Ordinary Shares or equivalent securities involving a Variable Rate Transaction (as defined in the Purchase Agreement) for a period of one hundred and twenty (120) days from the closing date of the Offering, subject to certain exceptions as described in the Purchase Agreement.

The offering closed on October 17, 2025 . The Company intends to use the net proceeds from the offering for general working capital purposes and other general corporate purposes.

The foregoing summaries of the terms of each agreement mentioned above are subject to, and qualified in their entirety by, such documents. Copies of the form of the Warrants, the form of the Purchase Agreement, and the form of Placement Agency Agreement are attached hereto as Exhibits 4.1, 10.1 and 10.2, respectively, and are incorporated by reference herein.

A copy of the press release related to the offering entitled “UTime Limited Announces Pricing of $25 Million Registered Direct Offering” is furnished as Exhibit 99.1 hereto and is incorporated by reference herein.

Copy of the opinion of Maples and Calder (Cayman) LLP to the legality of the issuance and sale of the securities is filed as Exhibits 5.1 hereto and is incorporated by reference herein.

This Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 (File Number: 333-278912), as amended, and Form S-8 (File Number: 333-278900), as amended, of the Company, and into the prospectus outstanding under the foregoing registration statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibit Index

Exhibit No.	Description
4.1	Form of Warrants
5.1	Opinion of Maples and Calder (Cayman) LLP
10.1	Form of Securities Purchase Agreement, dated October 16, 2025, by and among the Company and the purchasers thereto
10.2	Placement Agency Agreement, dated October 16, 2025, by and between the Company and Univest Securities, LLC
23.1	Consent of Maples and Calder (Cayman) LLP (included in Exhibit 5.1)
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTIME LIMITED

Dated: October 17, 2025	By:	/s/ Hengcong Qiu
	Name:	Hengcong Qiu
	Title:	Chief Executive Officer
(Principal Executive Officer)